EXHIBIT EX-2

CONFIDENTIAL

October 4, 2005

Fox & Hound Restaurant Group
c/o Mr. Dennis L. Thompson
Chairman of the Board
1551 North Waterfront Parkway
Wichita, Kansas 67206

Re: Letter of Intent

Dear Mr. Thompson:

This letter of intent will evidence our discussions regarding the interest of Levine Leichtman Capital Partners, Inc., or an affiliate ("Investor"), in purchasing all of the outstanding common stock (other than shares held by the Rollover Shareholders referred to below) of Fox & Hound Restaurant Group ("Fox & Hound" or the "Company") for $14.00 per share in cash, subject to the terms and conditions of this letter of intent. To consummate the transaction contemplated herein, Investor shall form a new entity ("Newco") to merge into Fox & Hound with the Company surviving the merger (the "Merger").

The following table shows the anticipated sources and uses for the transaction contemplated herein.

Source		Uses
Senior Facility	$105.0MM	Purchase Equity	$148.7MM
Investor Capital	$53.8MM	Repay Existing Debt	$10.1MM
Rollover Shares	$17.4MM	Working Capital	$10.0MM
		Fees & Expenses	$7.4MM
Total	$176.2MM	Total	$176.2MM

Delivered with this letter is a "Highly Confident" letter with respect to the placement of the Senior Facility (the "Highly Confident Letter") issued by Libra Securities, LLC ("Libra Securities"). As part of the transaction, Investor will require that certain shareholders including certain management shareholders (collectively, the "Rollover Shareholders") exchange approximately 1.24 million shares of common stock and/or options of the Company (collectively the "Rollover Shares") for shares of the post-merger company having the equivalent value of $17.4 million. Investor will require that, at the time of signing the definitive merger agreement, the Rollover Shareholders enter into customary voting and lock-up agreements pursuant to which, among other things, the Rollover Shareholders shall agree to vote all the Rollover Shares in favor of the Merger.

1. Due Diligence. Immediately following the execution of this letter of intent by the Company, Investor will commence its due diligence investigation of the Company and its subsidiaries and other affiliates (collectively referred to as the "Companies"). The due diligence investigation will include, but not be limited to, a review of the Companies' business, operations, prospects, properties (including all of their assets) and condition (financial and otherwise). The Companies shall provide Investor, potential senior lenders and their representatives access, on a timely basis, to all books, records, accounts, material agreements (including, without limitation, leases), personnel information (including background information and references), suppliers, facilities and proprietary information of the Companies, as well as the opportunity to discuss directly with senior management and other personnel the Companies' operations and related business and financial matters. Investor anticipates that its due diligence investigation shall be completed (assuming timely responses and complete cooperation by the Companies) no later than November 3, 2005. Additionally, Investor currently anticipates that the senior lenders can complete their due diligence investigation with respect to the Senior Facility on or prior to December 2, 2005.

2. Conditions to Closing; Definitive Agreements. In addition to customary closing conditions for transactions of this type, the consummation of the transactions contemplated by this letter of intent is subject to (i) the negotiation, execution and delivery of definitive documentation, including (w) a securities purchase agreement with respect to the Investor Capital, (x) a definitive merger agreement (or similar agreement) with the Company, the Rollover Shareholders, Investor and Newco (the "Definitive Merger Agreement"), which shall contain provisions substantially similar to those contained herein relating to Alternative Third Party Proposals (as defined in paragraph 4(b)) and an Alternative Transaction Fee (as defined in paragraph 4(c)), (y) definitive voting and lock-up, shareholder and other equity-related agreements with the Rollover Shareholders, and (z) the Senior Facility documents, each containing terms and conditions mutually acceptable to the parties thereto, (ii) satisfactory completion of Investor's and the senior lenders' business and legal due diligence investigation, (iii) the funding of the Senior Facility and (iv) the absence of any material adverse change in the condition (financial or otherwise), business, operations, properties or prospects of the Companies since December 31, 2004. The parties will use their reasonable best efforts to negotiate, execute and deliver definitive documents by December 2, 2005 and to close the transaction by February 28, 2006, it being understood that the final closing date shall occur as soon as practicable after Investor and the senior lender have received all necessary consents, authorizations and approvals (including early termination of the waiting period in connection with an HSR filing, if needed) and the Company has received the requisite approval of its shareholders.

3. Public Statements; Confidentiality. Until consummation of the transactions contemplated hereby, except as required by applicable law or regulatory authority, none of the Companies or any of their respective shareholders, officers, directors, affiliates, representatives, investment bankers (including North Point Advisors, LLC ("NPA")), business brokers or agents nor Investor or any of its shareholders, officers, directors, affiliates, representatives, investment bankers, business brokers or agents, in each case without the prior consent of Investor and the Company, respectively, will disclose to any other person (other than the Company's and Investor's advisors, accountants, lawyers and other professionals who are involved in the transaction contemplated herein), (i) the fact that discussions or negotiations are taking place concerning a possible transaction between the Company and Investor or (ii) any of the terms or conditions contained in this letter of intent or the definitive documents, or discussed or proposed in negotiations between the Company and the Investor after the date hereof. All information exchanged by the parties in connection with the due diligence investigation and the negotiation and consummation of the transactions contemplated hereby shall be subject to the terms of this letter of intent and the Confidentiality Agreement, dated June 23, 2005, between the Investor and NPA. Any disclosure that the Board of Directors (as defined in paragraph 4(b)) is required to make by law or regulatory authority will not constitute a violation of this letter of intent.

4. Exclusivity. (a) In consideration of the capital and other resources (human or otherwise) committed and to be committed to Investor's due diligence investigation of the Companies and the consummation of the transactions contemplated by this letter of intent, during the Effective Period (as defined in paragraph 8), the Company will not, nor will it permit any of its affiliates, subsidiaries, shareholders, members, directors, officers, employees, attorneys, accountants, investment bankers (including NPA), business brokers, representatives or agents to, directly or indirectly, initiate contact with, or solicit, consider, encourage or make any inquiries or proposals from or to, or furnish any information regarding the Companies or their businesses or assets to, or engage or participate in any discussions or negotiations with, any person or entity with respect to any proposal pursuant to which any of the Companies would (i) obtain any debt or equity capital, (ii) be acquired, whether through a purchase, merger, tender offer, consolidation or other business combination, (iii) sell all or a substantial part of the assets of any of the Companies or their businesses or (iv) enter into any transaction or arrangement or otherwise approve any transaction pursuant to which any third party would acquire beneficial ownership (determined in accordance with Section 13(d) of the Securities Exchange Act and the related rules thereunder) of more than 10% of the outstanding common stock of any Company. Any transaction referred to in clauses (i), (ii), (iii) or (iv) above is referred to as an "Alternative Transaction". The Company will promptly communicate to Investor the fact that it has received any proposal or inquiry regarding any Alternative Transaction, whether in writing or otherwise. In addition, concurrent with the execution of this letter of intent, the Company shall terminate all discussion with other parties concerning an Alternative Transaction.

(b) Notwithstanding the foregoing, if the Company is in compliance with the provisions of paragraph 4 and it receives an unsolicited bona fide proposal from a third party regarding any Alternative Transaction (an "Alternative Third Party Proposal"), the Company may consider such proposal, engage and participate in discussions or negotiations with such third party regarding such Alternative Third Party Proposal and furnish information regarding the Companies or their businesses or assets to such third party in connection therewith; provided that the Company complies with the provisions of this paragraph 4(b). Within one day following the date on which the Company is aware that it has received an Alternative Third Party Proposal, the Company shall deliver to Investor a copy of such proposal if such proposal is written or a summary of the principal terms of such proposal if such proposal is not written. Within five business days following receipt of an Alternative Third Party Proposal, the board of directors of the Company (the "Board of Directors") shall determine in its good faith judgment (after consultation with its independent financial advisor) whether the Alternative Third Party Proposal is more favorable than the transaction with Investor contemplated by this letter of intent (in which case, such Alternative Third Party Proposal shall be a "Superior Proposal"). In the event that the Board of Directors determines that such Alternative Third Party Proposal is a Superior Proposal, the Company shall promptly (but in any event within one day) notify Investor in writing of such determination and of any changes to the Alternative Third Party Proposal that were not reflected in the original written notice to Investor. No later than five business days following the date on which Investor receives notice of such determination, Investor shall notify the Company either that (i) it wishes to match the terms of the Alternative Third Party Proposal or (ii) it wishes to modify the terms of the transaction contemplated herein and shall specify such modified terms. If Investor matches the terms of the Alternative Third Party Proposal, the Company shall terminate all negotiations with such third party and shall proceed with Investor on the basis of such terms. If Investor modifies the terms of the transaction contemplated herein but does not match the terms of the Alternative Third Party Proposal, then within five business days thereafter, the Board of Directors of the Company shall determine whether the Alternative Third Party Proposal still constitutes a Superior Proposal relative to the modified terms proposed by Investor and shall promptly notify Investor in writing of its decision. If (i) Investor fails to match the terms of the Alternative Third Party Proposal or modify the terms of the transaction contemplated hereby or (ii) Investor modifies the terms of the transaction contemplated hereby and the Board of Directors of the Company determines that the Alternative Third Party Proposal is still a Superior Proposal, either the Company or Investor may terminate this letter of intent as provided in paragraph 8(c). If the Company determines that the Alternative Third Party Proposal is not a Superior Proposal, then the Company shall promptly (and in any event within one day) deliver to the third party making the Alternative Third Party Proposal a written notice terminating all negotiations with such third party and shall deliver a copy of such notice to Investor. If the Company fails to make a determination that the Alternative Third Party Proposal constitutes a Superior Proposal within the time frames set forth herein, then it shall be deemed to have determined that such Alternative Third Party Proposal does not constitute a Superior Proposal.

After receipt by Investor of notice from the Company that it has received an Alternative Third Party Proposal, Investor may at its option and in its sole discretion cease its due diligence investigation until such time as the Company notifies Investor that it is not proceeding with the Alternative Third Party Proposal. Upon written notice by Investor to the Company of such cessation, all estimated time periods set forth in this letter of intent and the date set forth in paragraph 8 shall automatically be deemed to be extended by the same number of business days as were included in the period from and including the date of such written notice by Investor to the Company to and including the date Investor received written notice that the Company is not proceeding with the Alternative Third Party Proposal.

(c) If (i) this letter of intent is terminated by either the Company or Investor pursuant to clause (c) of paragraph 8 in connection with an Alternative Third Party Proposal, or (ii) this letter of intent is terminated for any reason (other than as provided in this paragraph 4(c)) and within three months after such termination, any of the Companies enters into an agreement or understanding with a third party relating to an Alternative Transaction or (iii) prior to the termination of this letter of intent, any of the Companies enters into an agreement or understanding with a third party relating to an Alternative Transaction and at such time after giving effect to such agreement or understanding the Company is in breach of the terms of paragraph 4(a) or paragraph 4(b), then (in lieu of any damages due to Investor for breach of this letter of intent by the Company) the Company shall be liable and pay to Investor the amount of $5,000,000 (the "Alternative Transaction Fee"), which Alternative Transaction Fee shall be due and payable to Investor in cash immediately upon the occurrence of the event described in clause (i), (ii) or (iii) above as applicable. Notwithstanding the foregoing, the Company will not be obligated to pay Investor the Alternative Transaction Fee if Investor terminates this letter of intent as a result of its decision not to proceed with this transaction based solely upon the matters described in clause (x), (y) or (z) of the penultimate sentence of paragraph 8.

5. Conduct of the Business During the Effective Period. During the Effective Period, the Companies shall not, without prior written notice to Investor, except as required by applicable law or regulatory authority, (i) make any change in its authorized capital stock, or amend its charter or bylaws, (ii) issue or sell any shares of its capital stock or any securities convertible into or exchangeable for its capital stock, other than the granting of stock options and warrants to employees in the ordinary course of business and the issuance of stock upon exercise of options or warrants, (iii) form, create or dissolve any subsidiary, (iv) purchase, redeem or otherwise acquire for consideration any shares of its capital stock or the capital stock of any other entity except as required by any existing employment arrangements or compensation plans, (v) declare, pay or set aside with respect to its capital stock any dividend or other distribution or payment, (vi) increase the level of compensation of any officer or key employee except in the ordinary course of business or as required by any existing employment arrangements or compensation plans, (vii) adopt any new employee benefit plan or amend any existing employee benefit plan, except as required to grant options or warrants in the ordinary course of business or in connection with stay bonus or retention arrangements approved by the Board of Directors in an aggregate amount to be reasonably agreed upon by the parties, (viii) enter into any new employment or consulting agreements except for new employees in the ordinary course of business or in connection with stay bonus or retention arrangements approved by the Board of Directors (subject to the limitation on aggregate payments set forth in (vii) above), (ix) other than capital expenditures in connection with expansion plans that were approved by the Board of Directors prior to the date hereof, make capital expenditures in excess of $500,000 or sell any assets outside of the ordinary course of business, (x) incur any indebtedness for borrowed money other than under the Company's currently existing credit lines in the ordinary course of business, (xii) engage in any related party transactions or transactions with affiliates other than existing arrangements in the ordinary course of business and consistent with past practices, (xiii) fail to use its commercially reasonable effort to operate its business in the ordinary course consistent with past practices or (xiv) fail to maintain its books and records consistent with past practices.

6. Costs and Expenses. Simultaneously with the signing of the Definitive Merger Agreement, the Company shall reimburse the Investor in cash for up to a maximum of $500,000 of all documented out-of-pocket fees, costs and expenses (other than Senior Lender Expenses (defined below)) incurred by Investor relating to the transactions described herein, including, without limitation, the documented out-of-pocket fees, costs and expenses relating to lien searches, filing fees, due diligence, accounting services, legal services, administration of the credit relationship, interpretation or enforcement of Investor's rights, and the negotiation, preparation, execution and delivery of definitive documentation ("Investor Expenses"). After the execution of a Definitive Merger Agreement, then the Company shall reimburse Investor promptly for up to a maximum of $1,000,000 (the "Aggregate Reimbursement Cap") of Investor Expenses, inclusive of any amounts previously reimbursed to Investor pursuant to the first sentence of this paragraph, within five business days after termination of the Definitive Merger Agreement due to (a) the Company's shareholders voting against approval of the transactions contemplated by the Definitive Merger Agreement, (b) the occurrence of a material adverse change with respect to the Companies, (c) the Board of Directors' failure to recommend the transactions contemplated by the Definitive Merger Agreement to the Company's shareholders or withdrawal of such recommendation, (d) the failure by Investor to finance the transaction contemplated by the Definitive Merger Agreement and the failure by the Company to achieve minimum fourth quarter 2005 and, if applicable, first quarter 2006 EBITDA levels to be agreed upon, which minimum levels will be consistent with the financial information provided by the Company to Investor prior to the date hereof or (e) any material breach by the Company of its representations and warranties in the Definitive Merger Agreement. In addition and without being applied against the reimbursement caps set forth previously in this paragraph, upon and after the execution of a Definitive Merger Agreement, the Company shall promptly upon request either pay directly to the senior lenders under the Senior Facility or reimburse Investor for any fees, costs and expenses payable to the senior lenders or incurred by Investor in connection with or related to the Senior Facility (the "Senior Lender Expenses"), regardless of whether the Senior Facility is completed or closed; provided, however, that the Company shall have no obligation to pay or reimburse Senior Lender Expenses in an aggregate amount in excess of $300,000. If Senior Lender Expenses exceed $300,000 and Investor pays such excess amounts, the Company shall be required to reimburse Investor for such payments provided that such obligation shall be subject to, and be applied without duplication against, the Aggregate Reimbursement Cap. Investor agrees to promptly reimburse the Company for any monies returned to Investor (which had been advanced by the Company on behalf of Investor or reimbursed to Investor) that are Senior Lender Expenses to the extent that Investor receives these monies pursuant to the documentation executed with any senior lender thereto. Upon closing of the transaction contemplated by the Definitive Merger Agreement, the Company will reimburse Investor for all Investor Expenses and Senior Lender Expenses without regard to the reimbursement caps described above. Except as expressly provided herein, each party shall be responsible for and pay the fees, costs and expenses incurred by such party in connection with the negotiation and consummation of the transactions contemplated hereby.

7. Binding Effect; Entire Agreement. The parties acknowledge and agree that this letter of intent is intended as a non-binding statement of their mutual intention to negotiate a transaction on the terms described herein and that except for their agreements in paragraphs 1, 3, 4, 5, 6, 8, 9, 10, 11 and 12, and this paragraph 7, which shall be binding in accordance with their terms, neither party shall be under any obligation to the other unless and until the parties execute and deliver definitive documents with respect to the transaction contemplated hereby. This letter of intent contains the entire understanding and agreement of the parties with respect to the transactions described herein and supersedes all prior oral or written, and all contemporaneous oral, understandings or agreements with respect to the transactions described herein, including the letter for Investor to the Company dated September 15, 2005.

8. Term and Termination. The term of this letter of intent shall commence on the date Investor shall have received the written acceptance of this letter of intent from the Company and shall end on the earlier to occur of (i) the execution of a Definitive Merger Agreement by all parties thereto and (ii) the date this letter of intent is terminated pursuant to this paragraph 8 (the "Effective Period"). This letter of intent may be terminated by (a) either party by giving written notice of termination to the other party at any time after January 31, 2006 (which termination shall be effective as of the date of receipt of such written notice); (b) either party upon 20 business days' written notice of a breach by the other party, which breach is not cured within such 20-business-day period; (c) either party if the Board of Directors determines, after compliance with all of the provisions set forth in paragraph 4(b) hereof, that an Alternative Third Party Proposal is a Superior Proposal; or (d) the Company if Libra Securities withdraws the Highly Confident Letter and the Highly Confident Letter has not been replaced within ten-business days by another "Highly Confident" letter with respect to the placement of the Senior Facility by a financial institution, in each case reasonably satisfactory to the Company. In addition, Investor shall have the sole right to terminate this letter of intent at any time upon written notice to the Company if (x) it decides, in its sole discretion, not to proceed with the transactions contemplated herein based upon the results of its due diligence investigation of the Companies or (y) any event or circumstance occurs which, individually or together with any other event or circumstance, has had or could reasonably be expected to have a material adverse change or (z) the United States shall have become involved in a war or there is an outbreak or escalation of major hostilities involving the United States, or there occurs any other substantial domestic or international calamity or terrorist attack or crisis or change in economic conditions or in the financial markets of the United States which, in the good faith judgment of Investor, is material and adverse and makes it impractical or inadvisable to proceed with the transaction contemplated herein. A termination of this letter of intent shall not affect the obligations of the parties under paragraphs 3, 4(c) (but only to the extent that the Company may be obligated to pay the Alternative Transaction Fee in accordance with the express terms of this letter of intent), 6, 9, 10, 11 and 12, each of which shall survive such termination in accordance with their terms.

9. Governing Law; Counterparts. This letter of intent shall be governed by, and construed and enforced in accordance with, the internal laws of the State of California, without regard to its conflicts of law or choice of law principles. This letter of intent may be executed in any number of counterparts and by facsimile, all of which taken together shall be one and the same instrument.

10. No Third Party Beneficiaries; Indemnification. This letter of intent is solely for the benefit of the Company and no third parties (including, but not limited to, the shareholders and creditors of the Company) shall be entitled to rely upon anything contained herein as a third party beneficiary or otherwise. Neither party shall be responsible or otherwise liable to any person for any indirect, consequential, special, punitive or exemplary damages, or claims of lost profits, which may arise, or be alleged to arise, as a result of this letter of intent or the transactions contemplated hereby, or for any damages which may be alleged as a result of such party's failure or refusal, in accordance with the terms of this letter of intent, to consummate the transactions contemplated herein. For avoidance of doubt, nothing in this paragraph 10 shall be deemed to prevent the payment of the Alternative Transaction Fee as provided in paragraph 4(c) or the reimbursement and payment of fees, costs and expenses as provided in paragraph 6.

11. Representations and Warranties. In order to induce Investor to enter into this letter of intent, the Company represents and warrants to, and covenants with, Investor that:

(a) The documents filed by the Company with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), together taken as whole (the "SEC Filings"), as of the date hereof do not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading;

(b) this letter of intent has been duly authorized, executed and delivered by the Company.

If the Company is informed or otherwise learns that the SEC Filings and any other information delivered to Investor by or on behalf of any of the Companies taken as a whole (the "Disclosed Information") contains an untrue statement of a material fact or omits to state a material fact necessary to make the Disclosed Information not misleading, the Company will (i) use commercially reasonable efforts if applicable to amend the SEC Filings or otherwise make a filing with the SEC pursuant to the Securities Act or the Exchange Act promptly such that the SEC Filings as so amended will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading and will provide Investor with a copy of such amendment or other filing on the date of such amendment or filing and (ii) promptly inform Investor in writing of such untrue statement or omission in the Disclosed Information. The Company acknowledges and agrees that Investor may use and rely upon such Disclosed Information without independent verification thereof.

12. WAIVER OF JURY TRIAL. (a) EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ALL RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS LETTER OF INTENT, THE PREPARATION, NEGOTIATION OR PERFORMANCE OF THIS LETTER OF INTENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, REGARDLESS OF WHICH PARTY INITIATES THE ACTION, SUIT, PROCEEDING OR COUNTERCLAIM.

(b) DISPUTE RESOLUTION. IN THE EVENT THAT THE WAIVER IN SUBPARAGRAPH (A) ABOVE IS UNENFORCEABLE FOR ANY REASON, ANY UNRESOLVED CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO THIS LETTER SHALL BE SUBMITTED TO ARBITRATION BY ONE ARBITRATOR MUTUALLY AGREED UPON BY THE PARTIES, AND IF NO AGREEMENT CAN BE REACHED WITHIN 30 DAYS AFTER NAMES OF POTENTIAL ARBITRATORS HAVE BEEN PROPOSED BY THE AMERICAN ARBITRATION ASSOCIATION (THE "AAA"), THEN BY ONE ARBITRATOR HAVING REASONABLE EXPERIENCE IN CORPORATE FINANCE TRANSACTIONS OF THE TYPE PROVIDED FOR IN THIS AGREEMENT AND WHO IS CHOSEN BY THE AAA. THE ARBITRATION SHALL TAKE PLACE IN LOS ANGELES, CALIFORNIA, IN ACCORDANCE WITH THE AAA RULES THEN IN EFFECT, AND JUDGMENT UPON ANY AWARD RENDERED IN SUCH ARBITRATION WILL BE BINDING AND MAY BE ENTERED IN ANY COURT HAVING JURISDICTION THEREOF. THE PREVAILING PARTY SHALL BE ENTITLED TO REASONABLE ATTORNEY'S FEES, COSTS, AND NECESSARY DISBURSEMENTS IN ADDITION TO ANY OTHER RELIEF TO WHICH SUCH PARTY MAY BE ENTITLED. EACH OF THE PARTIES TO THIS AGREEMENT CONSENTS TO PERSONAL JURISDICTION IN THE U.S. DISTRICT COURT OR STATE COURT SITED IN LOS ANGELES, CALIFORNIA FOR ANY EQUITABLE ACTION SOUGHT TO ENFORCE THE PROVISIONS OF THIS SECTION 12(B) OR TO ENFORCE ANY ARBITRATION AWARD MADE IN AN ARBITRATION PURSUANT TO THIS SECTION 12(B).

If the terms set forth in this letter of intent accurately reflect our mutual understanding of the transactions contemplated herein, please acknowledge your agreement and acceptance of such terms by countersigning this letter of intent in the space indicated below and returning to us an executed copy no later than 11:00 a.m. (Eastern Standard Time) on Tuesday, October 4, 2005. If Investor does not receive an executed counterpart of this letter of intent from the Company by such time on such date, the offer contained herein will automatically terminate and will be of no further force and effect.

Sincerely, Levine Leichtman Capital Partners, Inc., a California corporation By:__________________________________ Lauren B. Leichtman Chief Executive Officer

Agreed and accepted
as of October ____, 2005:

Fox & Hound Restaurant Group, a Delaware corporation

By:_______________________________________

Dennis L. Thompson
Chairman of the Board